SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – RI 23/14

COPEL remains in the ISE - BM&FBOVESPA portfolio

Companhia Paranaense de Energia - COPEL, in compliance with CVM Instruction 358/2002, hereby informs its shareholders and the market in general that it will continue to be a component of Corporate Sustainability Index (ISE) in 2015, reflecting its permanent concern over sustainability-related matters, based on economic efficiency, environmental balance, social justice and corporate governance.

The tenth portfolio of ISE will be composed of 51 stocks of 40 companies. They represent 19 sectors and have a combined market capitalization of R$ 1.2 trillion, equivalent to 49.87% of the combined figure for all of the Companies listed on BM&FBOVESPA. ISE participants were selected among 200 most actively traded shares on BM&FBOVESPA who answered the questionnaire.

Reinforcing its commitment to transparency, Copel has authorized the publication, by BM&FBOVESPA, of its answers to the questionnaire, where the Company describes its dimensions on the following aspects: General, Nature of its Products, Corporate Governance, Financial, Social, Environmental and Climate Change.

Since the beginning of the portfolio, ISE advanced 159%, against 74% of Ibovespa.

Curitiba, Brazil, November 26, 2014.

Antonio Sergio de Souza Guetter

Chief Financial and Investor Relations Officer

For additional information, please contact Copel’s Investor Relations team:

ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 26, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.